UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

 (Name of Issuer)

American Depositary Shares, each representing ten Series B Shares

(Title of Class of Securities)

40051E202

(CUSIP Number)

Ligia C. González Lozano, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: +(52 55) 5133-2500

With a copy to:

Glenn M. Reiter, Esq.
Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Grupo ADO, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,746,290
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 37,746,290
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,746,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Corporativo Galajafe, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,746,290
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 37,746,290
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,746,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to American Depositary Shares, each representing ten Series B shares, without par value (the “Series B Shares”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Issuer”), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, dated January 3, 2012 (the “Initial Statement”), and the Amendment No. 1 to Schedule 13D, dated January 13, 2012 (together with the Initial Statement, the “Amended Schedule 13D”) filed by Grupo ADO, S.A. de C.V. (“ADO”), a corporation (sociedad anónima de capital variable) organized under the laws of Mexico, relating to the Series B Shares.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4.  Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by replacing the last two paragraphs thereof with the following paragraph:

Other than as described in Schedule 13D, the Reporting Persons and, to the knowledge of the Reporting Persons, without independent verification, each of  the Related Persons and the Galajafe Related Person have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except that the Reporting Persons intend to appoint a member to the board of directors of the Issuer at the next annual meeting of shareholders. In addition, through their 49% stake in ITA, the Reporting Persons intend to nominate an additional member to the Board of Directors of the Issuer that will be appointed by ITA at the next annual meeting of shareholders and will replace an existing member who was also appointed by ITA. As the sole holder of the Issuer’s Series BB Shares, ITA is entitled to appoint two members to the board of directors of the Issuer. The Reporting Persons, however, retain the right to acquire additional Series B Shares, to sell some or all of their Series B Shares, or to modify their plans with respect to any of the matters of the type described in subparagraphs (a)-(j) of Item 4.  Any such purchases, sales or other transactions, plans or proposals may be made at any time without additional prior notice.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2012	Grupo ADO, S.A. de C.V. /s/ Ligia C. González Lozano Name: Ligia C. González Lozano Title: General Counsel
Date: March 12, 2012	Corporativo Galajafe, S.A. de C.V. /s/ Luis Fernando Lozano Bonfil Name: Luis Fernando Lozano Bonfil Title: Director